UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

———————

FORM 8-K

———————

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): August 22, 2012

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 7.01. Regulation FD Disclosure</u>

On August 22, 2012, Ashland Inc. will include the information contained in exhibits 99.1-99.14, and graphic images thereof, on the "Investor Center" section of its website located at http://investor.ashland.com, or in employee communications.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.14 is summary information concerning key metrics for Ashland's operating segments. The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

<u>Item 9.01. Financial Statements and Exhibits</u>

(d)   Exhibits

99.1   Website data concerning Ashland Specialty Ingredients' sales

99.2   Website data concerning Ashland Specialty Ingredients' gross profit

99.3   Website data concerning Ashland Specialty Ingredients' volume in metric tons

99.4   Website data concerning Ashland Water Technologies' sales

99.5   Website data concerning Ashland Water Technologies' gross profit

99.6   Website data concerning Ashland Water Technologies' average sales per shipping day

99.7   Website data concerning Ashland Performance Materials' sales

99.8   Website data concerning Ashland Performance Materials' gross profit

99.9   Website data concerning Ashland Performance Materials' volume in metric tons

99.10   Website data concerning Ashland Consumer Markets' sales

99.11   Website data concerning Ashland Consumer Markets' gross profit

99.12   Website data concerning Ashland Consumer Markets' lubricant sales gallons

99.13   Website data concerning Ashland Consumer Markets' premium lubricants % of branded volume

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.

(Registrant)

August 22, 2012

/s/ Lamar M. Chambers

Lamar M. Chambers
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1	Website data concerning Ashland Specialty Ingredients' sales
99.2	Website data concerning Ashland Specialty Ingredients' gross profit
99.3	Website data concerning Ashland Specialty Ingredients' volume in metric tons
99.4	Website data concerning Ashland Water Technologies' sales
99.5	Website data concerning Ashland Water Technologies' gross profit
99.6	Website data concerning Ashland Water Technologies' average sales per shipping day
99.7	Website data concerning Ashland Performance Materials' sales
99.8	Website data concerning Ashland Performance Materials' gross profit
99.9	Website data concerning Ashland Performance Materials' volume in metric tons
99.10	Website data concerning Ashland Consumer Markets' sales
99.11	Website data concerning Ashland Consumer Markets' gross profit
99.12	Website data concerning Ashland Consumer Markets' lubricant sales gallons
99.13	Website data concerning Ashland Consumer Markets' premium lubricants % of branded volume
99.14	Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

Exhibit 99.1
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients sales)

Monthly Sales ($ in millions)*

	2008	**2009**	**2010**	**2011**	**2012**
January	70.6	60.1	74.9	76.3	215.8
February	86.0	72.3	67.7	81.4	236.3
March	98.9	90.5	97.5	112.2	270.9
April	89.1	65.6	56.1	86.8	252.9
May	96.8	74.8	78.9	100.8	280.3
June	116.7	92.3	91.9	115.8	259.9
July	77.7	67.2	68.6	94.0	251.3
August	99.0	79.1	77.7	106.6	
September	112.2	90.3	92.7	109.4	
October	71.9	67.2	68.2	206.0	
November	79.3	73.2	68.4	215.0	
December	80.1	69.1	79.2	206.9	

12 Month Rolling Average ($ in millions)*

	2008	**2009**	**2010**	**2011**	**2012**
January	82.8	89.0	76.4	76.9	137.5
February	83.3	87.8	76.0	78.1	150.5
March	85.2	87.1	76.6	79.3	163.7
April	87.1	85.2	75.8	81.9	177.5
May	87.1	83.4	76.1	83.7	192.5
June	88.7	81.3	76.1	85.7	204.5
July	88.6	80.5	76.2	87.8	217.6
August	89.7	78.8	76.1	90.2	
September	91.3	77.0	76.3	91.6	
October	91.2	76.6	76.4	103.1	
November	90.4	76.0	76.0	115.3	
December	89.9	75.1	76.8	125.9	

*NOTE: All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011. Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. The 12 month rolling sales average will continue to include pre-acquisition results through November 2009.

Exhibit 99.2
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients gross profit)

3 Month Rolling Average (%)*

	2008	**2009**	**2010**	**2011**	**2012**
January	31.4	29.7	29.4	34.9	32.0
February	32.3	30.2	29.5	34.6	32.9
March	33.3	31.1	34.0	35.4	33.5
April	31.9	31.9	34.6	34.0	34.1
May	31.3	32.1	34.4	34.1	35.0
June	31.0	28.9	34.3	33.9	34.7
July	30.5	29.5	33.8	33.9	35.8
August	30.4	29.5	34.2	32.8	
September	30.8	34.7	33.3	32.5	
October	31.4	34.8	32.5	35.0	
November	32.1	34.7	32.5	33.4	
December	30.1	29.5	32.8	33.4	

12 Month Rolling Average (%)*

	2008	**2009**	**2010**	**2011**	**2012**
January	33.5	30.9	31.4	33.9	33.2
February	33.3	31.0	31.5	33.9	33.2
March	33.2	30.8	31.9	34.0	33.3
April	32.9	30.9	32.1	33.8	33.6
May	32.5	31.2	32.1	33.9	33.8
June	32.0	30.3	33.2	33.9	33.7
July	31.6	30.7	33.2	33.9	34.2
August	31.3	31.0	33.2	33.5	
September	31.3	31.2	32.9	33.7	
October	31.3	31.5	32.6	34.4	
November	31.5	31.6	32.7	33.7	
December	31.3	31.1	33.6	33.8	

*NOTE: Information from September 2011 and prior includes the pre-acquisition operations of ISP, which was acquired on August 23, 2011. Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. Information has been adjusted to exclude the impact of the inventory fair value adjustment charges related to purchase accounting for the Hercules and ISP acquisitions, which totaled $30 million and $44 million, respectively.

Exhibit 99.3
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Specialty Ingredients volume in metric tons)

Metric Tons (in thousands)*

	2008	**2009**	**2010**	**2011**	**2012**
January	13.7	11.3	13.0	12.0	32.6
February	16.5	13.7	11.4	13.1	37.2
March	18.4	21.4	17.5	17.7	38.4
April	16.8	11.8	10.4	13.6	33.5
May	18.0	13.4	14.6	14.8	38.1
June	21.7	16.0	16.5	18.0	36.1
July	15.1	12.2	12.5	14.3	34.3
August	17.9	14.6	13.8	16.1	
September	20.2	15.2	16.5	16.5	
October	13.3	12.4	12.5	30.8	
November	15.2	12.8	11.8	32.2	
December	15.8	12.2	14.2	30.5	

12 Month Rolling Average (in thousands)*

	2008	**2009**	**2010**	**2011**	**2012**
January	16.5	16.7	14.1	13.6	20.9
February	16.6	16.4	13.9	13.8	22.9
March	16.9	16.7	13.6	13.8	24.6
April	17.1	16.3	13.4	14.1	26.2
May	17.1	15.9	13.5	14.1	28.2
June	17.3	15.4	13.6	14.2	29.7
July	17.3	15.2	13.6	14.4	31.4
August	17.2	14.9	13.5	14.6	
September	17.4	14.5	13.6	14.6	
October	17.3	14.4	13.6	16.1	
November	17.0	14.2	13.6	17.8	
December	16.9	13.9	13.7	19.1	

*NOTE: All information presented subsequent to September 2011 includes activity related to ISP, which was acquired on August 23, 2011. Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008. The 12 month rolling average will continue to include pre-acquisition results through November 2009.

Exhibit 99.4
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies sales)

Monthly Sales ($ in millions)*

	2008	**2009**	**2010**	**2011**	**2012**
January	73.7	147.3	146.4	151.9	140.4
February	71.5	144.1	142.1	148.1	138.1
March	72.3	141.3	160.2	170.8	149.0
April	82.9	145.8	128.5	157.0	142.6
May	76.9	141.5	142.9	163.0	145.0
June	84.5	148.8	159.6	169.6	138.9
July	81.8	159.7	152.6	159.6	144.0
August	68.3	151.3	149.5	168.7	
September	75.6	153.6	160.2	162.5	
October	71.1	148.2	143.7	149.0	
November	107.9	150.3	152.7	153.7	
December	139.4	144.8	154.3	145.8	

12 Month Rolling Average ($ in millions)*

	2008	**2009**	**2010**	**2011**	**2012**
January	71.0	89.9	148.1	149.9	157.3
February	71.8	96.0	147.9	150.4	156.5
March	72.7	101.8	149.4	151.2	154.7
April	74.1	107.0	148.0	153.6	153.5
May	74.9	112.4	148.1	155.3	152.0
June	76.3	117.7	149.0	156.1	149.4
July	77.5	124.2	148.4	156.7	148.1
August	75.1	131.1	148.2	158.3	
September	74.4	137.7	148.8	158.5	
October	74.4	144.2	148.4	159.0	
November	77.7	147.6	148.6	159.0	
December	83.8	148.1	149.4	158.3	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008.

Exhibit 99.5
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies gross profit)

3 Month Rolling Average (%)*

	2008	**2009**	**2010**	**2011**	**2012**
January	38.1	30.5	36.2	31.6	30.8
February	36.4	31.6	35.9	30.5	31.3
March	37.3	32.6	34.5	31.3	32.1
April	36.9	34.6	35.0	30.8	32.6
May	37.8	36.3	33.5	31.2	32.5
June	37.2	34.7	33.7	29.7	32.1
July	37.1	35.7	32.8	30.3	32.1
August	36.2	34.8	32.8	30.7	
September	32.9	36.7	31.7	30.5	
October	33.0	36.1	30.8	31.2	
November	31.5	36.0	31.2	30.3	
December	32.5	36.6	31.6	30.8	

12 Month Rolling Average (%)*

	2008	**2009**	**2010**	**2011**	**2012**
January	39.0	34.0	35.6	32.5	30.7
February	38.7	33.1	35.8	32.0	31.0
March	38.6	33.0	35.6	32.0	30.8
April	38.3	33.0	35.7	31.5	31.1
May	38.3	33.2	35.1	31.4	31.2
June	38.4	32.7	35.4	31.0	31.4
July	37.8	33.2	35.0	30.9	31.5
August	37.5	33.3	34.6	30.9	
September	36.7	33.9	34.1	30.8	
October	36.3	33.9	33.7	30.9	
November	35.3	34.7	33.4	30.8	
December	34.8	35.2	32.8	30.7	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008. The calculated gross profit percentages for November and December of 2008 exclude the impact of purchase accounting inventory step-up adjustments.

Exhibit 99.6
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Water Technologies average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

	2008	**2009**	**2010**	**2011**	**2012**
January	3.351	7.014	7.320	7.599	6.687
February	3.403	7.206	7.106	7.403	6.579
March	3.613	6.422	6.967	7.425	6.772
April	3.767	6.945	6.121	7.476	6.787
May	3.662	7.075	7.146	7.763	6.594
June	4.022	6.959	7.255	7.710	6.611
July	3.720	7.260	7.266	7.983	6.860
August	3.251	7.203	6.794	7.334	
September	3.598	7.314	7.630	7.737	
October	3.090	6.737	6.843	7.097	
November	5.994	7.911	7.633	7.683	
December	6.640	6.895	7.347	7.397	

*NOTE: Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008.

Exhibit 99.7
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials sales)

Monthly Sales ($ in millions)*

	2008	**2009**	**2010**	**2011**	**2012**
January	132.9	92.5	98.0	104.3	129.8
February	135.4	80.8	97.1	102.2	130.7
March	129.9	85.7	109.1	118.3	147.8
April	144.2	83.3	118.8	114.4	128.9
May	141.6	80.5	114.4	120.4	140.3
June	138.9	91.8	123.3	116.8	135.2
July	151.6	89.3	113.1	106.6	119.6
August	131.3	80.3	111.7	109.0	
September	144.2	98.1	128.5	107.6	
October	139.7	99.1	117.3	136.7	
November	105.7	93.2	121.5	128.9	
December	78.5	79.0	86.7	112.7	

12 Month Rolling Average ($ in millions)*

	2008	**2009**	**2010**	**2011**	**2012**
January	132.1	127.8	88.3	112.2	117.1
February	134.0	123.2	89.6	112.6	119.3
March	133.9	119.6	91.6	113.3	122.0
April	134.9	114.5	94.5	113.0	123.0
May	135.5	109.4	97.4	113.5	124.7
June	136.0	105.5	100.0	112.9	126.2
July	138.0	100.3	102.0	112.4	127.3
August	136.2	96.0	104.6	112.2	
September	135.1	92.2	107.1	110.4	
October	135.3	88.8	108.6	112.0	
November	133.0	87.8	111.0	112.7	
December	131.1	87.8	111.6	114.8	

*NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.8
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials gross profit)

3 Month Rolling Average (%)*

	2008	**2009**	**2010**	**2011**	**2012**
January	17.3	17.1	16.5	13.0	16.5
February	17.1	17.9	16.2	10.9	14.3
March	18.1	19.5	16.5	12.0	14.6
April	18.5	19.0	16.8	12.8	15.0
May	18.1	18.0	16.6	13.7	16.9
June	17.5	16.9	16.7	13.0	18.1
July	16.1	17.4	16.9	13.0	19.2
August	14.6	17.0	17.9	12.4	
September	14.6	16.0	12.8	12.4	
October	14.8	16.7	12.6	15.4	
November	16.1	17.8	11.5	18.5	
December	15.9	18.4	14.6	19.2	

12 Month Rolling Average (%)*

	2008	**2009**	**2010**	**2011**	**2012**
January	19.4	16.6	17.4	14.8	14.6
February	19.4	16.5	17.2	14.3	14.8
March	19.1	16.6	16.9	14.1	15.0
April	18.9	16.5	16.9	13.9	15.1
May	18.5	16.3	16.9	13.6	15.8
June	18.0	16.4	16.9	13.1	16.2
July	17.6	16.8	16.8	12.8	16.7
August	17.1	17.1	17.1	12.2	
September	17.0	17.0	16.0	13.1	
October	16.7	17.5	15.6	13.7	
November	16.5	17.7	15.4	14.1	
December	16.6	17.7	15.1	14.4	

*NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.9
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials volume in metric tons)

Metric Tons (in thousands)*

	2008	2009	2010	2011	2012
January	45.5	37.0	40.3	41.6	45.6
February	46.0	33.3	40.3	38.5	45.5
March	45.5	34.5	44.6	45.1	49.4
April	47.2	34.4	47.9	42.2	41.1
May	46.0	34.8	46.6	43.7	46.1
June	47.9	39.4	49.5	43.0	46.2
July	55.1	37.6	44.2	38.0	42.3
August	45.5	33.5	43.5	39.0	
September	51.4	40.7	51.1	38.3	
October	49.9	40.1	44.5	47.2	
November	39.9	37.9	45.5	46.6	
December	29.7	33.4	34.4	43.6	

12 Month Rolling Average (in thousands)*

	2008	2009	2010	2011	2012
January	47.0	45.1	36.7	44.5	42.6
February	47.4	44.0	37.2	44.3	43.1
March	47.2	43.1	38.1	44.4	43.5
April	47.1	42.1	39.2	43.9	43.4
May	46.9	41.1	40.2	43.7	43.6
June	46.8	40.4	41.0	43.1	43.9
July	47.7	39.0	41.6	42.6	44.2
August	46.9	38.0	42.4	42.2	
September	46.6	37.1	43.3	41.2	
October	46.8	36.3	43.6	41.4	
November	46.3	36.1	44.3	41.5	
December	45.8	36.4	44.4	42.2	

*NOTE: On November 30, 2010, the Casting Solutions business was contributed into an expanded joint venture with Süd-Chemie and is no longer reflected in these numbers from December 2010 moving forward. All information presented subsequent to September 2011 includes activity related to ISP's Elastomers business that was acquired on August 23, 2011.

Exhibit 99.10
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets sales)

Monthly Sales ($ in millions)

	2008	**2009**	**2010**	**2011**	**2012**
January	135.7	128.6	129.0	146.2	166.5
February	127.4	127.3	133.9	139.3	170.2
March	137.5	151.6	167.3	206.0	183.5
April	154.1	144.4	151.3	179.2	182.5
May	130.8	133.9	155.4	158.7	173.9
June	143.0	162.6	156.5	184.3	160.1
July	150.9	145.6	148.2	168.9	169.8
August	147.8	141.8	159.2	183.7	
September	155.1	126.7	154.0	164.3	
October	143.9	144.2	151.5	159.3	
November	119.5	124.8	144.2	159.6	
December	124.1	131.2	144.8	156.2	

12 Month Rolling Average ($ in millions)

	2008	**2009**	**2010**	**2011**	**2012**
January	130.6	138.5	138.6	151.0	168.8
February	131.0	138.5	139.1	151.5	171.4
March	131.0	139.7	140.5	154.7	169.5
April	132.6	138.9	141.0	157.0	169.8
May	132.4	139.2	142.8	157.3	171.1
June	132.7	140.8	142.3	159.6	169.1
July	134.6	140.4	142.5	161.4	169.1
August	135.9	139.9	144.0	163.4	
September	138.5	137.5	146.3	164.3	
October	138.8	137.5	146.9	164.9	
November	137.9	138.0	148.5	166.2	
December	139.1	138.6	149.6	167.1	

Exhibit 99.11
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets gross profit)

3 Month Rolling Average (%)

	2008	**2009**	**2010**	**2011**	**2012**
January	24.2	23.6	33.1	29.6	25.9
February	24.0	29.1	32.4	29.0	26.0
March	24.4	32.2	33.0	29.3	26.4
April	24.6	36.5	32.8	29.4	26.3
May	24.6	36.2	33.8	28.1	26.8
June	23.9	37.5	32.4	26.6	26.8
July	21.8	37.2	31.3	25.2	27.2
August	19.5	36.8	29.9	25.3	
September	19.2	35.5	28.9	23.0	
October	20.1	34.4	29.8	23.4	
November	21.1	33.6	30.0	23.7	
December	21.8	33.9	30.9	25.3	

12 Month Rolling Average (%)

	2008	**2009**	**2010**	**2011**	**2012**
January	24.9	22.4	35.4	30.9	26.0
February	24.9	23.4	34.9	30.7	25.8
March	24.7	24.2	35.0	30.4	25.3
April	24.8	25.5	34.4	30.0	25.2
May	24.7	26.4	34.2	29.2	25.5
June	24.4	27.7	33.7	28.8	25.4
July	23.7	29.5	32.9	28.4	25.7
August	23.1	31.0	32.4	28.0	
September	23.0	32.0	32.0	27.3	
October	22.6	33.3	31.7	26.8	
November	22.2	34.1	31.5	26.5	
December	22.3	34.8	31.3	26.0	

Exhibit 99.12
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets lubricant sales gallons)

3 Month Rolling Average (in millions)

	2008	**2009**	**2010**	**2011**	**2012**
January	13.2	10.6	12.9	13.3	12.6
February	13.1	11.2	13.3	13.1	12.8
March	14.0	12.6	14.6	14.9	13.6
April	14.7	13.7	15.3	15.7	14.0
May	14.6	14.3	15.9	15.9	14.1
June	14.6	15.2	15.4	14.8	13.6
July	14.0	15.4	15.2	14.3	13.3
August	14.4	15.7	15.2	14.7	
September	14.5	14.1	14.7	13.8	
October	13.6	14.0	14.6	13.3	
November	12.3	13.2	13.8	12.6	
December	11.0	13.4	13.5	12.2	

Exhibit 99.13
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets premium lubricants % of branded volume)

Premium Lubricants % of Branded Volume

	2008	**2009**	**2010**	**2011**	**2012**
January	25.3	27.6	31.1	31.1	28.7
February	25.7	27.6	28.8	31.9	30.8
March	26.0	31.3	29.2	33.8	31.8
April	23.0	27.7	30.7	33.7	31.8
May	26.3	28.4	28.1	30.9	30.7
June	25.6	30.4	31.5	32.0	29.8
July	23.6	27.2	32.1	31.0	30.2
August	27.6	27.4	30.5	29.5	
September	27.5	26.7	28.8	29.9	
October	26.9	28.1	29.5	29.8	
November	27.0	26.4	31.1	29.2	
December	27.4	30.0	30.0	29.0	

Exhibit 99.14
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline Instant Oil Change twelve month rolling average sales)

Stores 2 Years and Older ($ in millions)

	2008	**2009**	**2010**	**2011**	**2012**
January	12.4	13.2	13.9	15.1	15.6
February	12.4	13.3	13.9	15.2	15.7
March	12.4	13.4	14.0	15.2	15.8
April	12.5	13.4	14.1	15.2	15.8
May	12.6	13.5	14.2	15.2	15.9
June	12.5	13.5	14.3	15.3	16.0
July	12.7	13.6	14.5	15.3	16.0
August	12.7	13.6	14.6	15.3	
September	12.8	13.7	14.7	15.4	
October	12.9	13.9	14.9	15.5	
November	13.0	13.9	15.0	15.5	
December	13.1	13.9	15.1	15.5	